UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PROFESSIONAL DIVERSITY NETWORK, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

Koala Malta Limited

Daria Liashenko

+356 9994 2022

Dragonara Business Centre, 5th Floor

Dragonara Road, St Julian’s STJ 3141, Malta

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

7 October 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 C.F.R. § 240.13d-1(e), 17 C.F.R. § 240.13d-1(f), or 17 C.F.R. § 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 17 C.F.R. § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Koala Malta Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The Republic of Malta
7.	Sole Voting Power 1,726,784
8.	Shared Voting Power
9.	Sole Dispositive Power 1,726,784
10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,726,784
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row 9.4%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Koala Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization England and Wales
7.	Sole Voting Power
8.	Shared Voting Power 1,726,784
9.	Sole Dispositive Power
10.	Shared Dispositive Power 1,726,784
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,726,784
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row 9.4%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.01 par value per share (the “Shares”), of PROFESSIONAL DIVERSITY NETWORK, INC., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 55 East Monroe Street, Suite 2120, Chicago, Illinois 60603, USA. The Shares are listed on the NASDAQ market under the trading symbol “IPDN”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)	This Schedule 13D is being field on behalf of Koala Malta Limited and Koala Capital Limited (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The business address of each Reporting Person is as follows:

i.	Koala Malta Limited: Dragonara Business Centre, 5th Floor, Dragonara Road, St Julian’s STJ 3141, Malta

ii.	Koala Capital Limited: 33 St. James’s Square, London, England, SW1Y 4JS

(c)	Present principal occupation or employment of each Reporting Person:

i.	Koala Malta Limited: Corporation

ii.	Koala Capital Limited: Corporation

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of each Reporting Person:

i.	Koala Malta Limited: a private limited liability company registered under the laws of Malta

ii.	Koala Capital Limited: a private company limited by shares incorporated under the law of England and Wales

Item 3. Source and Amount of Funds or Other Considerations

On September 27, 2022, the Issuer entered into a Stock Purchase Agreement (the “SPA”) with Koala Malta Limited (the “Seller”).

The closing of the SPA (the “Closing”) took place simultaneously with the execution of the SPA. At the Closing, the Issuer purchased 65,700 issued ordinary shares of Koala Crypto Limited (the “Target”) from Seller, representing 9% of the total issued share capital of the Target (the “Transaction”), and in exchange, the Issuer issued 1,726,784 shares of its common stock to Seller in a private placement (the “Consideration Shares”). The Consideration Shares were valued at $1.35 million in the aggregate based on the volume weighted average price of the common stock of the Issuer for the 20 trading days immediately prior to the date of the SPA.

Item 4. Purpose of Transaction

The Shares were issued to Koala Malta Limited pursuant to the SPA as Consideration Shares.

As of the date of this filing, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

(j) Any action similar to any of those enumerated above.

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer’s Common Stocks that may be deemed to be beneficially owned by the Reporting Persons, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

The percentages of ownership indicated in this Schedule 13D are calculated based on 16,682,497 Shares of Common Stock, par value $0.01 per share, reported as outstanding as of August 12, 2022 (the “Record Date”), in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, as filed with the United States Securities and Exchange Commission on August 15, 2022.

As of the date of this Schedule 13D, the Reporting Persons collectively held an aggregate of 1,726,784 Shares, constituting approximately 9.4% of the Issuer’s outstanding Shares as of the Record Date. As of the date of this Schedule 13D, each Reporting Person may be deemed to have direct beneficial ownership of the Shares as follows:

(1)	Koala Malta Limited beneficially owned 1,726,784 Shares, constituting approximately 9.4% of the Issuer’s outstanding Shares as of the date of this Schedule 13D.

(2)	Koala Capital Limited, as the sole shareholder of Koala Malta Limited, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 1,726,784 Shares held by Koala Malta Limited, constituting approximately 9.4% of the Issuer’s outstanding Shares as of the date of this Schedule 13D. Koala Capital Limited disclaims beneficial ownership of such Shares for all other purpose.

(a)	Koala Malta Limited as the sole power to vote or direct their respective vote of 1,726,784 Shares and the sole power to dispose or direct the disposition of such Shares. Koala Capital Limited may be deemed to share with Koala Malta Limited the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

(b)	To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Shares during the past 60 days.

(c)	To the knowledge of the Reporting Persons, other than as herein disclosed, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Ordinary Shares.

(d)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements and the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit A: Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Koala Malta Limited

By:	/s/ Mingrui Xu
Name:	Mingrui Xu
Title:	Director

Koala Capital Limited

By:	/s/ Liu Yang
Name:	Liu Yang
Title:	Director

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D, dated 18 October 2022 (the “Schedule 13D”), with respect to the Common Stock, $0.01 par value per share, of PROFESSIONAL DIVERSITY NETWORK, INC., is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Koala Malta Limited

By:	/s/ Mingrui Xu
Name:	Mingrui Xu
Title:	Director

Koala Capital Limited

By:	/s/ Liu Yang
Name:	Liu Yang
Title:	Director